MASSACHUSETTS FINANCIAL SERVICES COMPANY
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                 617 - 954-5000




                                        March 2, 2007

VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

  Re: Request for Withdrawal of Registration Statement on Form N-1A for MFS(R) Series Trust I File No. 33-7638; Accession No.0000950156-07-000058

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the MFS Series Trust I ("Registrant"), on behalf of MFS Cash Reserve Fund, respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-1A Registration Statement (File No. 33-7638) filed with the Commission at 14:49 PM on January 29, 2007 (the "Registration Statement").

     This request for withdrawal is being made because the Registrant will not be registering Class I and Class R shares for the series. No securities were sold in connection with the Registration Statement.

     Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Jessica Rung at 617-954-6149 or the undersigned at 617-954-4340.

                                        Sincerely,



                                        SUSAN A. PEREIRA
                                        Susan A. Pereira
                                        Senior Counsel